SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2004

CIBA SPECIALTY CHEMICALS HOLDING INC.

(Exact name of Registrant as specified in its charter)

Klybeckstrasse 141
4002 Basel
Switzerland

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☑        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐        No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))

CIBA SPECIALTY CHEMICALS HOLDING INC.

On August 12, 2004, Ciba Specialty Chemicals Holding Inc., Basel, a stock corporation (the “Company”), issued a News Release regarding its Half Year Results 2004, a change in its organizational structure and in its Executive Committee. A copy of the News Release and the Half Year Report 2004 are attached hereto as Exhibits 99.1, and 99.2, respectively, and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release: Ciba Specialty Chemicals posts higher sales and profits, dated August 12, 2004.
99.2	Half Year Report 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ciba Specialty Chemicals Holding Inc. (Registrant)
Date: August 12, 2004	By	/s/ Oliver Strub
Oliver Strub
Senior Corporate Counsel

	By	/s/ Max Dettwiler
Max Dettwiler
Head Taxes, Insurance & Corporate Law